UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 19, 2009.

Exhibit 99.1

Golar LNG Limited - Completion of Restructuring and Equity Offering

Golar LNG Limited ("Golar") is pleased to announce that the restructuring of its activities by way of the transfer of various assets and liabilities to its subsidiary, Golar LNG Energy Limited ("Energy") has been completed.

Accordingly, a total of 168,500,000 new shares in Energy have been issued to Golar.

The private placement of 60 million new shares in Energy at a subscription price of USD 2.- per share and the issue of 12 million warrants to subscribe for further shares on 15 December 2010 of USD 2.- has furthermore been completed.

Energy's shares have obtained an OTC listing in Oslo and trading has commenced.

Energy has established a homepage at www.golarlngenergy.com. The presentation of Energy used in the private placement has been posted thereon.

Golar LNG Limited
August 17, 2009
Hamilton, Bermuda.

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Graham Robjohns: Chief Financial Officer
Brian Tienzo: Group Financial Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 19, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer